EXHIBIT (d)(2)(A)

Accelerated Benefit Rider

The Union  Central  Life  Insurance  Company

Cincinnati, Ohio

ACCELERATED BENEFIT  RIDER FOR TERMINAL  ILLNESS

BENEFIT. We  will  pay  an  accelerated benefit if  the  insured is  terminally ill subject  to  the  provisions  of  this  rider. The accelerated benefit  that  you  may  receive  will  be  no  less  than  the  lower  of  25%  of  the  eligible  amount  and  $50,000, and no greater than  50%  of  the  eligible  amount.    The  eligible  amount  includes  the  current  specified   amount  or  face  amount  of  the policy, any  paid-up  additions, and any  term  insurance rider on the  same  insured as  the  policy. The eligible  amount  does not include  accidental death benefit  riders  or  any  coverage  within  one  year  of  its  maturity or expiration date.

We will  pay  the  accelerated benefit as  a  lump  sum. The accelerated  benefit  will  first  be  used  to  repay  any  policy  debt. We will  treat  the  accelerated benefit plus  accrued  interest  as  a  lien  against  the  death  benefit  proceeds. Your  access  to  any  cash surrender value of  this policy through loans and partial withdrawals /  surrenders is limited to the excess of  the  cash surrender value  over  the  amount  of  the  lien. We  will  reduce  death  benefit  proceeds  by  the  amount  of  the  lien  on  the  date of death.

CONDITIONS. Payment  of  an  accelerated  benefit  is  subject  to  the  following  conditions:

(1)	The insured must have a terminal illness that was first diagnosed while the policy was in force.
(2)

You must  provide  satisfactory proof that  the  expected remaining lifetime of the  insured is  less  than 12 months. This must  include a written statement from the insured's attending physician certifying the insured's life expectancy and  any  other  reasonable  proof  we  may  require. The physician  must  be  a  duly  licensed  physician  who is licensed  in  the  United  States. The  physician cannot be either  you  or  the  insured, nor  related to either you  or the insured. We reserve  the  right  to  obtain  a  second  medical  opinion  at  our  expense.

(3)

The benefit is available during any nonforfeiture, extended term or reduced paid-up term period, but the accelerated benefit must be applied for one year before the insurance termination date when extended term insurance is effective.

(4)	Any assignee or lienholder must provide written consent to the accelerated benefit payment.
(5)	Any irrevocable beneficiary must consent in writing to the accelerated benefit payment.
(6)	You must assign the policy to us for an amount equal to the lien and accrued interest. No further changes to the policy will be permitted without our consent.
(7)	We must receive a written claim form that will be provided by us within 5 working days after you request it.
(8)	The total accelerated benefit payments on the insured from policies with us will not exceed $500,000.
(9)

This rider  allows  for  the  accelerated  payment  of  death  benefit  proceeds,  which  would  otherwise  be  payable  to  the beneficiary of the  policy. You  cannot be required to access  and exhaust these benefits. Therefore, you  are  not eligible for this  benefit  if  you  are  required  by:

(a) the law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
(b) a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

PREMIUMS DUE. After payment  of  the  accelerated benefit, we  will  pay  the  minimum premium necessary  to  keep  the basic policy  and  any  attached riders in  force  unless  you  choose  to  continue  to  make  premium  payments. The total  of  any premiums  paid  by  us  will  be  assigned  to  us,  made  a  part  of  the  lien,  and  deducted  from  the  death  benefit  proceeds. If the premiums due  exceed  the  maximum amount that  may  be  accelerated, the excess  of  the  lien  amount  over  the  death  benefit is waived. The maximum lien amount  is  the  maximum death benefit.

INTEREST. We  will  charge  interest  on  the  lien. The  interest  accrues  daily  at  the  policy  loan  interest  rate  currently  in effect. If  no  policy  loan  interest  rate  is  stated,  interest  accrues  daily  at  an  effective  annual  interest  rate  of  8%. The maximum  interest  rate used  in  calculating  the interest  on  the lien  shall  be no  greater  than  the greater  of:

(1)	the then current yield on the 90-day Treasury Bills available on the date of application for this benefit; or
(2)	the higher of :
(a)

the  then  current  maximum  adjustable  policy loan  interest  rate  based  on  Moody’s  Corporate  Bond  Yield Averages  -  Monthly  Average  Corporates  -  published  by  Moody’s  Investors  Service,  Inc.,  or  any  successor thereto,  for  the calendar  month  ending  two  months  before the  date of  application  for  an  accelerated  payment; and

(b) the policy guaranteed cash value interest rate plus one per centum per annum (1%).

In  addition,  the  interest  rate  on  the  portion  of  the  lien  equal  to  the  cash  value  will  not  exceed  the  loan  interest  rate  stated in  the policy.

GENERAL  PROVISIONS. The payment  of  any  accelerated  benefit  under  this  rider  is  subject  to  the following:

(1)	We may charge a one-time administrative fee not to exceed .5% of the accelerated benefit. This fee will be applied to the lien and deducted from the death benefit at the time of death.
(2)	We will make only one accelerated benefit payment under this rider.
(3)

After  we  pay  the  accelerated  benefit,  you  may  not  surrender  the  policy  or  terminate  any  rider  coverage  that  was part  of  the  eligible  amount. After  payment  of  the  benefit,  your access  to  any  cash  surrender  value  is  limited  to the excess  of  the cash  surrender  value over  the lien.

TERMINATION. This  rider  will  terminate when  the insured  dies.

CONTRACT. This  rider  is  made a part  of  the policy. It  is  effective on  the issue  date  of  the policy  if  it  is  issued  with  the policy. Otherwise,  it  is  effective on  the rider  issue  date.

THE UNION  CENTRAL  LIFE  INSURANCE  COMPANY

Secretary	President